For Immediate Release March 18, 2011

Manulife Financial files 2010 Audited Annual Financial Statements and Related MD&A

Toronto - Manulife Financial Corporation has filed its 2010 audited annual financial statements for the year ended December 31, 2010 and related MD&A with securities regulators, including with the Canadian Securities Administrators and with the U.S. Securities and Exchange Commission on Form 40-F. This information is available on the Company’s website at www.manulife.com. Shareholders may also request a hard copy of this information free of charge through the Company’s website.

About Manulife Financial

Manulife Financial is a leading Canadian-based financial services group operating in 22 countries and territories worldwide. For more than 120 years, clients worldwide have looked to Manulife for strong, reliable, trustworthy and forward-thinking solutions for their most significant financial decisions.  Our international network of employees, agents and distribution partners offers financial protection and wealth management products and services to millions of clients around the world. We provide asset management services to institutional customers worldwide as well as reinsurance solutions, specializing in life and property and casualty retrocession. Funds under management by Manulife Financial and its subsidiaries were $475 billion (US$478 billion) as at December 31, 2010. The Company operates as Manulife Financial in Canada and Asia and primarily as John Hancock in the United States. Manulife Financial Corporation trades as ‘MFC’ on the TSX, NYSE and PSE, and under ‘945’ on the SEHK.  Manulife Financial can be found on the Internet at www.manulife.com.

Media inquiries: Laurie Lupton (416) 852-7792 laurie_lupton@manulife.com	Investor Relations: Anthony G. Ostler (416) 926-5471 anthony_ostler@manulife.com